Exhibit 99.5

PLACEMENT AGENCY AGREEMENT

August 13, 2026

Optimi Health Corp.

269 David Brown Way,

Princeton, BC, Canada V0X 1W0

Attention: Dane Stevens

This letter (the “Agreement”) constitutes the agreement between Joseph Gunnar & Co., LLC (the “Placement Agent”) and Optimi Health Corp., a British Columbia corporation (the “Company”), pursuant to which the Placement Agent shall act as the exclusive placement agent for the Company in connection with the proposed equity line of credit financing (the “Placement”) contemplated by that certain Common Shares Purchase Agreement (the “Purchase Agreement”) to be entered into between the Company and Seven Knots, LLC (the “Investor”), pursuant to which the Company may, from time to time, issue and sell common shares of the Company (the “Common Shares”) to the Investor. The Placement Agent agrees to solicit offers for the Placement on a “reasonable best efforts” basis. The terms of the Placement shall be mutually agreed upon by the Company, the Placement Agent and the Investor, and nothing herein shall be construed as granting the Placement Agent the power or authority to bind the Company or the Investor or as constituting an obligation of the Company to issue any securities or complete the Placement. The Purchase Agreement, the Registration Rights Agreement, the Commitment Note and the other documents executed and delivered by the Company and the Investor in connection with the Placement are referred to collectively herein as the “Transaction Documents”. Each date on which the Company receives cash proceeds from a sale of Common Shares to the Investor pursuant to the Purchase Agreement shall be referred to herein as a “Closing Date”.

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Purchase Agreement. Prior to the execution of the Purchase Agreement, officers of the Company shall be reasonably available during normal business hours to respond to inquiries from the Placement Agent and the Investor.

Notwithstanding anything herein to the contrary, in the event Placement Agent determines that any of the terms provided for hereunder shall not comply with a FINRA rule, including but not limited to FINRA Rule 5110, then the Company shall agree to amend this Agreement in writing upon the request of Placement Agent to comply with any such rules; provided that any such amendments shall not provide for terms that are less favorable to the Company.

SECTION 1. COMPENSATION.

As compensation for the services provided by Placement Agent hereunder, the Company agrees to pay to Placement Agent:

(A)	A cash fee payable in dollars equal to three percent (3.0%) of the gross proceeds actually received by the Company from the Investor pursuant to the Purchase Agreement in connection with sales of Common Shares thereunder (the “Cash Compensation”). The Cash Compensation shall be paid to the Placement Agent by wire transfer concurrently with each receipt by the Company of such proceeds.

(B)	The Company also agrees to reimburse the Placement Agent for all reasonable, documented out-of-pocket expenses actually incurred by the Placement Agent in connection with the Placement, including, without limitation, the reasonable fees and disbursements of Placement Agent’s counsel, provided that such reimbursement shall not exceed US$10,000 in the aggregate.

(C)	If within twelve (12) months following the date of the closing of the Company’s initial public offering in the U.S., the Company completes any public or private offering, financing or capital-raising transaction involving the Investor or any affiliate thereof (other than transactions completed pursuant to the Purchase Agreement), then the Company shall pay to the Placement Agent upon the closing thereof a cash fee equal to three percent (3.0%) of the gross proceeds actually received by the Company in connection therewith.

SECTION 2. REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

Each of the representations and warranties (together with any related disclosures in any disclosure schedules appended thereto) made by the Company in the Transaction Documents is hereby incorporated herein by reference (as though fully restated herein) and, as of the date of this Agreement, is hereby made to, and in favor of, the Placement Agent. In addition to the foregoing, the Company represents and warrants to the Placement Agent that:

(A) (i) the Company has full right, power and authority to enter into this Agreement and the Transaction Documents and to perform all of its obligations hereunder and thereunder; (ii) each of this Agreement and the Transaction Documents has been duly authorized and executed and constitutes a legal, valid and binding agreement of such party enforceable in accordance with its terms; and (iii) the execution and delivery of this Agreement and the Transaction Documents and the consummation of the transactions contemplated hereby and thereby do not conflict with or result in a breach of, in any material respect, (y) the Company’s notice of articles, articles or other organizational documents or (z) any agreement to which the Company is a party or by which any of its property or assets is bound.

(B) All written disclosure provided by the Company to the Placement Agent specifically for use in connection with the Placement, taken together with all reports, schedules, forms, statements and other documents filed by the Company with the Securities and Exchange Commission prior to the date hereof, is true and correct in all material respects and does not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. Each filing made by the Company with the Securities and Exchange Commission prior to the date hereof did not, at the time of filing, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. To the Company’s knowledge, other than the transactions contemplated by the Transaction Documents, no event or circumstance has occurred or information exists with respect to the Company or its business, properties, prospects, operations or financial conditions which, under applicable laws, rules or regulations, requires public disclosure or announcement by the Company but which has not been so publicly announced or disclosed.

(C) The Company has not taken and will not take any action, directly or indirectly, so as to cause the transactions contemplated by the Transaction Documents to fail to be entitled to rely upon any available exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”). In effecting the transactions contemplated thereby, the Company agrees to comply in all material respects with applicable provisions of the Securities Act and any regulations thereunder and any applicable laws, rules, regulations and requirements (including, without limitation, all U.S. state law and all national, provincial, city or other legal requirements).

(D) The Company has the power to submit, and pursuant to Section 10 of this Agreement has legally, validly, effectively and irrevocably submitted, to the jurisdiction of the courts specified therein. The Company has the power to designate, appoint and authorize, and pursuant to Section 10 of this Agreement has legally, validly, effectively and irrevocably designated and appointed an authorized agent for service of process in any action arising out of or relating to this Agreement or the transactions contemplated hereby, and service of process effected on such authorized agent shall be effective as provided in Section 10 of this Agreement.

SECTION 3. REPRESENTATIONS OF PLACEMENT AGENT.

Placement Agent represents and warrants that it (i) is a member in good standing of FINRA, (ii) is registered as a broker/dealer under the Securities Exchange Act of 1934, as amended, (iii) is licensed as a broker/dealer under the laws of the states applicable to the offers and sales of the Securities by Placement Agent, (iv) is and will be a corporate body validly existing under the laws of its place of incorporation; (v) has full power and authority to enter into and perform its obligations under this Agreement, (vi) has not taken and will not take any action, directly or indirectly, that would cause the transactions contemplated by the Transaction Documents to violate applicable securities laws; and (vii) in effecting the transactions contemplated by the Transaction Documents, the Placement Agent agrees to comply in all material respects with applicable securities laws and regulations, (viii) this Agreement has been duly authorized and executed and constitutes a legal, valid and binding agreement of Placement Agent enforceable in accordance with its terms, and (ix) neither the Placement Agent, any person compensated for soliciting investors in the Placement, nor any general partner, managing member, executive officer, director or officer of the Placement Agent participating in the Placement is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(l)(i) to (viii) under the Securities Act (a “Disqualification Event”), except for a Disqualification Event covered by Rule 506(d)(2). The Placement Agent will immediately notify the Company in writing of any change in its status as such. Placement Agent covenants that it will use its reasonable best efforts to conduct the Placement hereunder in compliance with the provisions of this Agreement and the requirements of applicable law.

SECTION 4. INDEMNIFICATION.

The Company agrees to the indemnification and other agreements set forth in the Indemnification Provisions (the “Indemnification”) attached hereto as Addendum A, the provisions of which are incorporated herein by reference and shall survive the termination or expiration of this Agreement.

SECTION 5. ENGAGEMENT TERM.

The Placement Agent’s engagement hereunder shall continue until the earlier of (i) the termination of the Purchase Agreement and (ii) the date on which the parties mutually agree to terminate this Agreement (the period of time during which this Agreement remains in effect is referred to herein as the “Term”). Notwithstanding anything to the contrary contained herein, the provisions concerning confidentiality and indemnification and contribution contained herein and the Company’s obligations contained in the Indemnification Provisions shall survive any expiration or termination of this Agreement. The Placement Agent agrees not to use or disclose any confidential information concerning the Company provided to the Placement Agent by the Company for any purpose other than those contemplated by this Agreement.

SECTION 6. PLACEMENT AGENT INFORMATION.

The Company agrees that any information or advice rendered by the Placement Agent in connection with this engagement is for the confidential use of the Company and its representatives only in its evaluation of the Placement and, except as otherwise required by law, the Company will not disclose such advice or information in any manner without the Placement Agent’s prior written consent.

SECTION 7. NO FIDUCIARY RELATIONSHIP; SECURITIES AND OTHER LAW COMPLIANCE.

(A) This Agreement does not create, and shall not be construed as creating, rights enforceable by any person or entity not a party hereto, except those entitled hereto by virtue of the Indemnification Provisions hereof. The Company acknowledges and agrees that the Placement Agent is not and shall not be construed as a fiduciary of the Company and shall have no duties or liabilities to the equity holders or the creditors of the Company or any other person by virtue of this Agreement or the retention of Placement Agent hereunder, all of which are hereby expressly waived.

(B) The Company, at its own expense, will use its reasonable best efforts to obtain and maintain any registration, qualification, approval or exemption required in connection with the issuance and sale of Common Shares pursuant to the Transaction Documents under applicable securities laws (including U.S. federal securities laws, U.S. state “blue sky” laws and applicable Canadian securities laws).

SECTION 8. RESERVED.

SECTION 9. CLOSING.

The obligations of the Placement Agent hereunder and each Closing pursuant to the Purchase Agreement are subject to the accuracy, when made and on the Closing Date, of the representations and warranties on the part of the Company and its subsidiaries contained herein and in the Purchase Agreement, to the accuracy of the statements of the Company and its subsidiaries made in any certificates pursuant to the provisions hereof, to the performance by the Company and its subsidiaries of their obligations hereunder, and to each of the following additional terms and conditions, except as otherwise disclosed publicly or disclosed to and acknowledged by the Placement Agent:

(A) All corporate proceedings and other legal matters incident to the authorization, form, execution, delivery and validity of each of this Agreement, the Transaction Documents and the Common Shares (including and any Conversion Shares) issuable pursuant to the Transaction Documents and all other legal matters relating to this Agreement and the transactions contemplated hereby shall be reasonably satisfactory in all material respects to counsel for the Placement Agent, and the Company shall have furnished to such counsel all documents and information that they may reasonably request to enable them to pass upon such matters.

(B) RESERVED.

(C) (i) Neither the Company nor any of its subsidiaries shall have sustained, since the date of the latest audited or unaudited financial statements included or incorporated by reference in its reports publicly filed with the Securities and Exchange Commission, any material loss or interference with its business from fire, explosion, flood, terrorist act or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, otherwise than as set forth in or contemplated by the Purchase Agreement and disclosure schedules thereto and (ii) since such date there shall not have been any material change in the capital stock or Jong-term debt of the Company or any of its subsidiaries or any material change, or any development involving a prospective material change, in or affecting the business, general affairs, management, financial position, stockholders’ equity or results of operations or prospects of the Company and its subsidiaries, otherwise as set forth in or contemplated by the Purchase Agreement and disclosure schedules thereto, the effect of which, in any such case described in clause (i) or (ii), is, in the reasonable judgment of the Placement Agent, so material and adverse as to make it impracticable or inadvisable to proceed with the applicable closing under the Purchase Agreement on the terms and in the manner contemplated by the Purchase Agreement and disclosure schedules thereto.

(D) Subsequent to the execution and delivery of this Agreement and up to the Closing Date, there shall not have occurred any of the following: (i) trading in the Company’s securities generally on the applicable trading market shall have been suspended or minimum or maximum prices or maximum ranges for prices shall have been established on any such exchange or such market by the Securities and Exchange Commission or by such exchange or by any other regulatory body or governmental authority having jurisdiction, (ii) a banking moratorium shall have been declared by federal or state authorities or a material disruption has occurred in commercial banking or securities settlement or clearance services in the United States, (iii) the United States shall have become engaged in hostilities in which it is not currently engaged, the subject of an act of terrorism, there shall have been an escalation in hostilities involving the United States, or there shall have been a declaration of a national emergency or war by the United States, or (iv) there shall have occurred any other calamity or crisis or any material change in general economic, political or financial conditions in the United States or elsewhere, if the effect of any such event in clauses (i)-(iv) makes it, in the sole and reasonable judgment of the Placement Agent, impracticable or inadvisable to proceed with the issuance and sale of Common Shares pursuant to the Transaction Documents on the terms and in the manner contemplated by the Purchase Agreement.

(E) No action shall have been taken and no statute, rule, regulation or order shall have been enacted, adopted or issued by any governmental agency or body which would, as of the Closing Date, prevent the issuance or sale of Common Shares pursuant to the Transaction Documents or materially and adversely affect the business or operations of the Company; and no injunction, restraining order or order of any other nature by any federal or state court of competent jurisdiction shall have been issued as of the Closing Date which would prevent the issuance or sale of Common Shares pursuant to the Transaction Documents or materially and adversely affect the business or operations of the Company.

(F) The Company shall have entered into the Transaction Documents, each of which shall be in full force and effect.

(G) Subsequent to each Closing Date, the Company shall provide written notice to the Placement Agent of the delivery of any VWAP Purchase Notice (or other purchase notice delivered pursuant to the Purchase Agreement) within one (1) Business Day following delivery thereof to the Investor.

(H) On or prior to the Closing Date, the Company shall have furnished to the Placement Agent such further information, certificates and documents as the Placement Agent may reasonably request, including a secretary certificate and officer certificate in form and substance reasonably acceptable to the Placement Agent.

SECTION 10. GOVERNING LAW.

This Agreement will be governed by, and construed in accordance with, the laws of the State of New York applicable to agreements made and to be performed entirely in such State. This Agreement may not be assigned by either party without the prior written consent of the other party. This Agreement shall be binding upon and inure to the benefit of the parties hereto, and their respective successors and permitted assigns. Any right to trial by jury with respect to any dispute arising under this Agreement or any transaction or conduct in connection herewith is waived. Each of the Placement Agent and the Company: (i) agrees that any legal suit, action or proceeding arising out of or relating to this Agreement and/or the transactions contemplated hereby shall be instituted exclusively in New York Supreme Court, County of New York, or in the United States District Court for the Southern District of New York, (ii) waives any objection which it may have or hereafter to the venue of any such suit, action or proceeding, and (iii) irrevocably consents to the jurisdiction of the New York Supreme Court, County of New York, and the United States District Court for the Southern District of New York in any such suit, action or proceeding. Each of the Placement Agent and the Company further agrees to accept and acknowledge service of any and all process which may be served in any such suit, action or proceeding in the New York Supreme Court, County of New York, or in the United States District Court for the Southern District of New York and agrees that service of process upon the Company mailed by certified mail to the Company’s address shall be deemed in every respect effective service of process upon the Company, in any such suit, action or proceeding, and service of process upon the Placement Agent mailed by certified mail to the Placement Agent’s address shall be deemed in every respect effective service process upon the Placement Agent, in any such suit, action or proceeding. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. If either party shall commence an action or proceeding to enforce any provisions of a Transaction Document, the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorney’s fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

SECTION 11. ENTIRE AGREEMENT/MISC.

This Agreement (including the attached Indemnification Provisions) embodies the entire agreement and understanding between the parties hereto, and supersedes all prior agreements and understandings, relating to the subject matter hereof. If any provision of this Agreement is determined to be invalid or unenforceable in any respect, such determination will not affect such provision in any other respect or any other provision of this Agreement, which will remain in full force and effect. This Agreement may not be amended or otherwise modified or waived except by an instrument in writing signed by both Placement Agent and the Company. The representations, warranties, agreements and covenants contained herein shall survive each Closing and the consummation of the transactions contemplated by the Transaction Documents. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or a .pdf format file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or .pdf signature page were an original thereof. The Company agrees that the Placement Agent may rely upon, and is a third-party beneficiary of, the representations, warranties and applicable covenants set forth in the Transaction Documents. In the event of any conflict between this Agreement and the Underwriting Agreement, dated May 19, 2026, between the Company and the Placement Agent, this Agreement shall govern solely with respect to the transactions contemplated by the Transaction Documents, and the Underwriting Agreement shall otherwise remain in full force and effect.

SECTION 12. NOTICES.

Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is sent to the email address specified on the signature pages attached hereto prior to 6:30 p.m. (New York City time) on a business day, (b) the next business day after the date of transmission, if such notice or communication is sent to the email address on the signature pages attached hereto on a day that is not a business day or later than 6:30 p.m. (New York City time) on any business day, (c) the third business day following the date of mailing, if sent by an internationally recognized air courier service, or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as set forth on the signature pages hereto.

SECTION 13. PRESS ANNOUNCEMENTS.

The Company agrees that the Placement Agent shall, from and after the Closing, have the right to reference the Placement and the Placement Agent’s role in connection therewith in the Placement Agent’s marketing materials and on its website and to place advertisements in financial and other newspapers and journals, in each case at its own expense; provided that no such disclosure shall include confidential information of the Company other than information that is publicly available.

SECTION 14. SECURITIES AND OTHER LAW COMPLIANCE.

The Company, at its own expense, will use its reasonable best efforts to obtain and maintain any registration, qualification, approval or exemption required in connection with the issuance and sale of Common Shares pursuant to the Transaction Documents under applicable securities laws, including U.S. federal securities laws, U.S. state “blue sky” laws and applicable Canadian securities laws.

[The remainder of this page has been intentionally left blank.]

Please confirm that the foregoing correctly sets forth our agreement by signing and returning to Placement Agent the enclosed copy of this Agreement.

Very truly yours,

JOSEPH GUNNAR & CO. LLC

By:
Name: Stephan A. Stein
Title: President

Address for notice:
Joseph Gunnar & Co., LLC 1000 RXR Plaza Uniondale, NY 11556
Attention: Stephan A. Stein, President Email: sstein@jgunnar.com

Accepted and Agreed to as of

the date first written above:

OPTIMI HEALTH CORP.

By:
Name: Dane Stevens
Title: Chief Executive Officer

Address for notice:

Optimi Health Corp.

269 David Brown Way,

Princeton, BC, Canada V0X 1W0

Attention: Dane Stevens, Chief Executive Officer

Email: dane@optimihealth.ca

ADDENDUM A

INDEMNIFICATION PROVISIONS

Capitalized terms used in this Addendum shall have the meanings ascribed to such terms in the Agreement to which this Addendum is attached.

In addition to and without limiting any other right or remedy available to the Placement Agent and the Indemnified Parties (as hereinafter defined), the Company agrees to indemnify and hold harmless the Placement Agent and each of the other Indemnified Parties from and against any and all losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses and disbursements, and any and all actions, suits, proceedings and investigations in respect thereof and any and all legal and other costs, expenses and disbursements in giving testimony or furnishing documents in response to a subpoena or otherwise (including, without limitation, the reasonable costs, expenses and disbursements, as and when incurred, of investigating, preparing, pursuing or defending any such action, suit, proceeding or investigation (whether or not in connection with litigation in which any Indemnified Party is a party)) (collectively, “Losses”), directly or indirectly, caused by, relating to, based upon, arising out of, or in connection with this Agreement, the Transaction Documents or the transactions contemplated thereby, including, without limitation, any material breach by the Company of any representation, warranty, covenant or agreement contained in this Agreement or any Transaction Document, or the enforcement by the Placement Agent of its rights under this Agreement or these indemnification provisions, except to the extent that any such Losses are found in a final judgment by a court of competent jurisdiction (not subject to further appeal) to have resulted primarily and directly from the gross negligence, willful misconduct or bad faith of the Indemnified Party seeking indemnification hereunder.

The Company also agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Company for or in connection with the engagement of the Placement Agent by the Company or for any other reason, except to the extent that any such liability is found in a final judgment by a court of competent jurisdiction (not subject to further appeal) to have resulted primarily and directly from such Indemnified Party’s gross negligence, willful misconduct or bad faith.

These Indemnification Provisions shall extend to the following persons (collectively, the “Indemnified Parties”): the Placement Agent, its present and former affiliated entities, managers, members, officers, employees, legal counsel, agents and controlling persons (within the meaning of the federal securities laws), and the officers, directors, partners, stockholders, members, managers, employees, legal counsel, agents and controlling persons of any of them. These Indemnification Provisions shall be in addition to any liability which the Company may otherwise have to any Indemnified Party.

If any action, suit, proceeding or investigation is commenced as to which an Indemnified Party proposes to demand indemnification, it shall notify the Company with reasonable promptness; provided, however, that any failure by an Indemnified Party to notify the Company shall not relieve the Company from its obligations hereunder unless the Indemnified Party’s ability to defend such action, suit, proceeding or investigation is materially impaired by such failure. If counsel for an Indemnified Party reasonably determines that it would be inappropriate under the applicable rules of professional responsibility for the same counsel to represent both the Company and the Indemnified Party, the Indemnified Party shall have the right to retain separate counsel of its choice to represent it, and the fees, expenses and disbursements of no more than one such separate counsel shall be borne by the Company. Any such counsel shall, to the extent consistent with its professional responsibilities, cooperate with the Company and any counsel designated by the Company. The Company shall be liable for any settlement of any claim against any Indemnified Party approved in writing by the Company, such approval not to be unreasonably withheld, conditioned or delayed. The Company shall not, without the prior written consent of the Placement Agent, settle or compromise any claim, or permit a default or consent to the entry of any judgment in respect thereof, unless such settlement, compromise or consent (i) includes, as an unconditional term thereof, the giving by the claimant to all of the Indemnified Parties of an unconditional release from all liability in respect of such claim, and (ii) does not contain any factual or legal admission by or with respect to an Indemnified Party or an adverse statement with respect to the character, professionalism, expertise or reputation of any Indemnified Party or any action or inaction of any Indemnified Party.

In order to provide for just and equitable contribution, if a claim for indemnification pursuant to these Indemnification Provisions is made but it is found in a final judgment by a court of competent jurisdiction (not subject to further appeal) that such indemnification may not be enforced in such case, even though the express provisions hereof provide for indemnification in such case, then the Company shall contribute to the Losses to which any Indemnified Party may be subject (i) in accordance with the relative benefits received by the Company and its stockholders, subsidiaries and affiliates, on the one hand, and the Indemnified Party, on the other hand, and (ii) if (and only if) the allocation provided in clause (i) of this sentence is not permitted by applicable law, in such proportion as to reflect not only the relative benefits, but also the relative fault of the Company, on the one hand, and the Indemnified Party, on the other hand, in connection with the statements, acts or omissions which resulted in such Losses as well as any relevant equitable considerations. No person found liable for fraudulent misrepresentation shall be entitled to contribution from any person who is not also found liable for fraudulent misrepresentation. The relative benefits received (or anticipated to be received) by the Company and its stockholders, subsidiaries and affiliates shall be deemed to be equal to the aggregate consideration payable or receivable by such parties in connection with the transactions contemplated by this Agreement and the Transaction Documents relative to the amount of fees actually received by the Placement Agent in connection therewith. Notwithstanding the foregoing, in no event shall the amount contributed by all Indemnified Parties exceed the amount of fees previously received by the Placement Agent pursuant to this Agreement.

Neither termination nor completion of this Agreement or the consummation of the transactions contemplated by the Transaction Documents shall affect these Indemnification Provisions, which shall remain operative and in full force and effect. The Indemnification Provisions shall be binding upon the Company and its successors and assigns and shall inure to the benefit of the Indemnified Parties and their respective successors, assigns, heirs and personal representatives.